Exhibit 2.2

November 29, 2005

eCOST.com, Inc.

2555 West 190th Street

Torrance, California 90504

Attn: Adam Shaffer, Chief Executive Officer

Telecopy No.: (310) 354-5626

Ladies and Gentlemen:

Section 9.7(d) of that certain Loan and Security Agreement dated August 3, 2004 (as amended, restated, supplemented or otherwise modified at any time or from time to time, the “Loan Agreement”) between Wachovia Capital Finance Corporation (Western), a California corporation formerly known as Congress Financial Corporation (Western) (“Lender”) and eCOST.com, Inc., a Delaware corporation (“Borrower”), prohibits Borrower from (among other things) agreeing to merge into or with any other Person. Unless otherwise defined in this letter agreement (this “Consent”), any initially capitalized terms used in this Consent shall have the respective meanings ascribed thereto in the Loan Agreement.

We understand that Borrower now desires to enter into an agreement for the merger of Red Dog Acquisition Corp., a Delaware corporation (“Merger Sub”) with and into Borrower pursuant to that certain proposed Agreement and Plan of Merger by and among Borrower, Merger Sub and PFSweb, Inc., a Delaware corporation, substantially in the form of Exhibit A attached hereto (the “Merger Agreement”).

Borrower has requested that Lender consent to the Merger Agreement and the transactions contemplated thereby (such agreement and transactions, collectively, the “Merger”), which Lender is willing to do on the terms and conditions set forth herein.

Borrower and Lender are entering into this Consent with the understanding and agreement that, except as specifically provided herein, none of Lender’s rights or remedies as set forth in the Loan Agreement or the other Financing Agreements is being waived or modified by the terms of this Consent.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Consent to Merger. Lender hereby consents to the Merger upon the terms and conditions set forth in Section 2 below. The foregoing consent shall apply only to the Merger, and Lender reserves and preserves its rights to require Borrower’s strict compliance with all of the terms and provisions of this Consent, the Loan Agreement and other Financing Agreements in all other respects.

2. Terms and Conditions of Consent to Merger. Lender’s consent to the Merger is subject to the satisfaction of each and every of the following terms and conditions:

(a) The Merger is consummated pursuant to the terms of the Merger Agreement on or before March 31, 2006;

(b) No Default or Event of Default shall have occurred during the period from the date of this Consent until the date that the Merger is consummated (such period, the “Merger Period”) or as a result of giving effect to the Merger; and

(c) During the Merger Period, no material adverse change shall have occurred in the assets, business, condition (financial or otherwise) or prospects of Borrower and no change or event shall have occurred which would impair the ability of Borrower to perform its obligations under the Loan Agreement or under any of the other Financing Agreements or of Lender to enforce the Obligations or realize upon the Collateral.

3. Availability Created by Eligible Inventory. Notwithstanding anything to the contrary in the Loan Agreement or any other Financing Agreement, any availability of Borrower that is created by or with respect to Eligible Inventory shall be subject to Borrower providing reports of Eligible Inventory in form and substance satisfactory to Lender and shall only be applicable to, and used toward, Letter of Credit Accommodations issued pursuant to the terms and conditions of Section 2.2 of the Loan Agreement.

4. Reduction of Eligible Inventory Sublimit. Notwithstanding anything to the contrary in the Loan Agreement or any other Financing Agreement, the parties hereto agree that there shall be a reduction of the sublimit in the Borrowing Base for Eligible Inventory under the Loan Agreement to a maximum of $5,000,000.

5. Reserve. Notwithstanding anything to the contrary in the Loan Agreement or any other Financing Agreement, the parties hereto agree that Lender shall maintain a Reserve equal to $1,000,000.

6. Effectiveness of this Consent. The following shall have occurred before this Consent is effective:

(a) Consent. Lender shall have received this Consent duly executed by Borrower in a sufficient number of counterparts for distribution to all parties.

(b) Representations and Warranties. The representations and warranties set forth herein and in each Financing Agreement (after giving effect to this Consent) shall be true and correct (other than any such representations or warranties that, by their terms, are specifically made as of a date other than the date hereof).

(c) Other Required Documentation. All other documents reasonably requested by Lender in connection with the transactions contemplated by this Consent shall have been delivered or executed and shall be in form and substance satisfactory to Lender in all respects.

7. Representations and Warranties. Borrower represents and warrants to Lender as follows:

(a) Authority and Due Execution. Borrower has all requisite corporate power and authority to execute and deliver this Consent, and to perform its obligations hereunder and under the Financing Agreements. The execution, delivery and performance by Borrower of this Consent (i) are within the power of Borrower, (ii) have been duly authorized and approved by all necessary corporate action and no other corporate proceedings are necessary to consummate such transactions, and (iii) have received all necessary governmental approvals, if any, and do not contravene any law or any contractual obligations or restrictions binding on Borrower.

(b) Enforceability. This Consent has been duly executed and delivered by Borrower. This Consent and each Financing Agreement is the legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms, and is in full force and effect.

(c) Representations and Warranties. The representations and warranties contained in each Financing Agreement (other than any such representations or warranties that, by their terms, are specifically made as of a date other than the date hereof) are correct on and as of the date hereof as though made on and as of the date hereof.

8. Governing Law. The validity, interpretation and enforcement of this Consent shall be governed by the internal laws of the State of California but excluding any principles of conflicts of law or other rule of law that would cause the application of the law of any jurisdiction other than the laws of the State of California.

9. Counterparts. This Consent may be executed in any number of counterparts, each of which shall be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this Consent by telefacsimile shall have the same force and effect as the delivery of an original executed counterpart of this Consent. Any party delivering an executed counterpart of this Consent by telefacsimile shall also deliver an original executed counterpart, but the failure to do so shall not affect the validity, enforceability or binding effect of this Consent.

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Please indicate your acknowledgment of and agreement to the foregoing by signing in the space provided below.

Very truly yours,

WACHOVIA CAPITAL FINANCE CORPORATION (WESTERN)

By:	/s/ Gary D. Cassianni
Gary D. Cassianni, Vice President

ACKNOWLEDGED AND AGREED:

ECOST.COM, INC.

By:	/s/ Adam Shaffer
Adam Shaffer, Chief Executive Officer